Exhibit 99.1

ANGHAMI INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024 and 2023

ANGHAMI INC.

Condensed interim consolidated statement of comprehensive loss

		For the six-month period ended June 30
		(Unaudited)	(Unaudited)
	Note	2024	2023
		USD	USD

Revenue	4	29,797,282	18,903,711
Cost of revenue	6	(38,292,249)	(15,616,500)
Gross (loss)/ profit		(8,494,967)	3,287,211

Selling and marketing expenses	7	(9,075,071)	(4,637,110)
General and administrative expenses	8	(8,819,171)	(9,211,224)
Consultancy and professional fees		(764,342)	(738,882)
Government grants	13	871,385	1,431,490
Operating loss		(26,282,166)	(9,868,515)

Finance costs		(66,111)	(84,042)
Finance income		188,881	5,234
Other income		297,173	840,100
Impairment of goodwill	11	(600,000)	-
Share of loss of a joint venture		(362,978)	(126,844)
Fair value change of warrant liabilities	19	221,413	(208,383)
Foreign exchange loss, net		(599,773)	(2,409,540)
Loss before tax		(27,203,561)	(11,851,990)

Income tax expense		(451,051)	(295,018)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(27,654,612)	(12,147,008)

Attributable to:
Equity holders of the Parent		(27,666,386)	(11,954,113)
Non-controlling interests		11,774	(192,895)
		(27,654,612)	(12,147,008)

Basic and diluted loss per share attributable to equity holders of the Parent	21	(0.57)	(0.46)

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of financial position

		(Unaudited)	(Audited)
	Note	June 30, 2024	December 31, 2023
		USD	USD
ASSETS
Non-current assets
Property and equipment	9	1,575,648	1,812,738
Intangible assets	10	94,046,804	1,184,773
Goodwill	11	-	600,000
Investment in a joint venture		-	619,690
Right-of-use assets		268,350	142,291
Deferred tax assets		584	1,384
		95,891,386	4,360,876
Current assets
Trade and other receivables	12	10,357,688	6,289,768
Government grants	13	607,585	822,073
Contract assets		8,017,715	1,406,015
Amount due from related parties	18	1,357,069	346,961
Cash and bank balances	14	26,893,710	6,239,080
		47,233,767	15,103,897
TOTAL ASSETS		143,125,153	19,464,773

EQUITY AND LIABILITIES
Equity
Share capital	15	6,686	2,971
Share premium	15	262,286,166	125,606,786
Share-based payment reserves	16	89,494	415,573
Accumulated losses		(166,615,072)	(138,948,686)
Equity/ deficit attributed to equity holders of the Parent		95,767,274	(12,923,356)
Non-controlling interests		(1,163,137)	(1,174,911)
Total equity/ deficit		94,604,137	(14,098,267)

Non-current liabilities
Provision for employees’ end-of-service benefits		1,255,530	831,277
Lease liabilities		260,472	58,437
Government grants	13	387,250	372,371
		1,903,252	1,262,085
Current liabilities
Trade and other payables	17	25,588,401	26,204,360
Government grants	13	154,520	132,948
Contract liabilities		6,040,283	3,458,753
Amount due to shareholders and related parties	18	12,842,846	1,097,497
Warrant liabilities	19	1,942,282	1,137,946
Income tax payable		-	156,991
Bank overdrafts	14	13,087	7,395
Lease liabilities		36,345	105,065
		46,617,764	32,300,955
Total liabilities		48,521,016	33,563,040
TOTAL EQUITY AND LIABILITIES		143,125,153	19,464,773

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of changes in equity

	Share capital	Share premium	Share-based payment reserves	Accumulated losses	Deficit/ equity attributable to the equity holders of the Parent	Non-controlling interest	Total deficit/ equity
	USD	USD	USD	USD	USD	USD	USD

At January 1, 2023 (Audited)	2,601	116,505,240	1,512,490	(123,135,335)	(5,115,004)	(1,322,628)	(6,437,632)
Share-based payments	-	-	(148,495)	-	(148,495)	-	(148,495)
Total comprehensive loss	-	-	-	(11,954,113)	(11,954,113)	(192,895)	(12,147,008)
At June 30, 2023 (Unaudited)	2,601	116,505,240	1,363,995	(135,089,448)	(17,217,612)	(1,515,523)	(18,733,135)

At January 1, 2024 (Audited)	2,971	125,606,786	415,573	(138,948,686)	(12,923,356)	(1,174,911)	(14,098,267)
Share-based payments (note 16)	17	183,095	(326,079)	-	(142,967)	-	(142,967)
Issuance of shares upon acquisition of assets (note 1)	3,698	136,496,285	-	-	136,499,983	-	136,499,983
Total comprehensive loss	-	-	-	(27,666,386)	(27,666,386)	11,774	(27,654,612)
At June 30, 2024 (Unaudited)	6,686	262,286,166	89,494	(166,615,072)	95,767,274	(1,163,137)	94,604,137

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of cash flows

		For the six-month period ended June 30
		(Unaudited)	(Unaudited)
	Note	2024	2023
		USD	USD
OPERATING ACTIVITIES
Loss for the period		(27,654,612)	(12,147,008)

Adjustments for:
Depreciation of property and equipment	9	248,865	241,107
Depreciation of right-of-use assets		60,540	73,416
Amortization of intangible assets	10	2,358,634	1,653,584
Gain from the termination of contract	10	-	(196,396)
Finance costs		66,111	84,042
Finance income		(188,881)	(5,234)
Provision for employees’ end of service benefits		441,484	267,281
Change in fair value of warrant liabilities	19	(221,413)	208,383
Reversal for share-based payments	16	(142,967)	(148,495)
Allowance for estimated credit loss		196,953	345,157
Share of loss of a joint venture		265,096	126,844
Taxes		-	295,018
Government grants revenue	13	(871,385)	(1,431,490)
Write-off of intangible assets		16,874	-
Liquidation of investment in a joint venture		354,594	-
Impairment of goodwill		600,000	-
		(24,470,107)	(10,633,791)
Working capital changes:
Trade and other receivables		(4,264,873)	1,038,251
Amount due from related parties		(1,010,108)	(26,751)
Contract assets		(6,611,700)	321,078
Trade and other payables		(615,959)	7,619,751
Contract liabilities		2,581,530	(564,980)
Amount due to shareholders and related parties		11,745,349	1,365,388
Cash flow from used in operations		(22,645,868)	(881,054)
Income tax paid		(156,191)	(722,005)
End of service benefits paid		(17,231)	(61,122)
Net cash flows used in operating activities		(22,819,290)	(1,664,181)

INVESTING ACTIVITIES
Purchase of property and equipment		(11,775)	(4,112)
Additions of intangible assets	10	(237,539)	(1,106,175)
Net cash flows used in investing activities		(249,314)	(1,110,287)

FINANCING ACTIVITIES
Payments of lease liabilities		(78,620)	(114,083)
Proceeds from acquisition of assets	1	41,499,983	-
Receipt of government grants	13	1,122,324	1,097,404
Proceeds from issuance of private warrants		1,025,749	-
Finance costs paid		(40,775)	(62,995)
Finance income received		188,881	5,234
Net cash flows from financing activities		43,717,542	925,560
INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		20,648,938	(1,848,908)
Cash and cash equivalents at January 1		6,231,685	3,113,331
CASH AND CASH EQUIVALENTS AT PERIOD END	14	26,880,623	1,264,423
Supplementary cash flow information on non-cash investing and financing activities
Addition of long-term lease		186,599	-
Termination of outstanding payable in relation to written-off intangible assets		-	5,250,000
Intangible assets recognized upon acquisition of assets	10	95,000,000	-

The attached notes 1 to 24 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

1	CORPORATE INFORMATION

Anghami Inc. (the “Group” or the “Parent”), was incorporated as a Cayman Islands exempted Group on March 1, 2021 with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The mailing address of our principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The principal activity of the group is digital entertainment and online streaming including music, podcasts, music videos, and live events. The Group has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Group secures its content via licenses with labels and independent artists to provide its service.

On April 1st, 2024, OSN+, the region’s leading streaming platform for premium video content, and Anghami Inc. have announced a deal. The investment from the OSN Group materialized via the newly created SVP OSN Streaming Limited and was realized through transfer of OSN+ asset to Anghami for a total consideration of USD 136,499,983, comprising of the brand valued at USD 76,000,000, the subscribers relationship valued at USD 19,000,000, and a cash consideration for a total of USD 41,499,983. The fair value of the intangible assets recognized has been determined by an external third party expert. Please refer to note 10 for more information.

The OSN group investment in Anghami was executed via a structured approach: Panther Media Group Limited (“PMGL”) established Panther Media Holding Limited (“PMHL”) a wholly owned Special Purpose Vehicle (SPV) in the Dubai International Financial Centre (DIFC), which then created OSN Streaming Holding Limited another Special Purpose Vehicle (SPV) in the Dubai International Financial Center (DIFC) which ultimately then created OSN Streaming Limited, a subsidiary SPV in the Cayman Islands.

The transaction has resulted in the issuance of 36,985,507 common shares to Streaming. Please refer to note 15 for more information. OSN Group is the majority shareholder of OSN Streaming Limited with a 55.25% ownership percentage.

2	GOING CONCERN

For the period ended June 30, 2024 the Group incurred a loss of USD 27,654,612, accumulated losses of USD 166,615,072, and negative cash flow from operations of USD 22,819,290. In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledges that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s condensed interim consolidated financial statements. A review of the strategic plan and budget, including expected developments in liquidity and capital was considered.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements. Accordingly, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of preparation

These condensed interim consolidated financial statements are for the six-month periods ended June 30, 2024 and 2023 and are presented in United States Dollars (“USD”), which is the functional currency of the Group. They have been prepared in accordance with IAS 34‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on December XX, 2024.

3.2	Basis of consolidation

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting period as the parent Group, using consistent accounting policies. Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

➢	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

➢	Exposure, or rights, to variable returns from its involvement with the investee, and

➢	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

➢	The contractual arrangement with the other vote holders of the investee

➢	Rights arising from other contractual arrangements

➢	The Group’s voting rights and potential voting rights

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed interim consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

3	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Details of subsidiaries as at June 30, 2024 and December 31, 2023 were as follows:

Subsidiaries	% of legal ownership June 30, 2024	% of legal ownership December 31, 2023	Country of Incorporation	Principal business activities

Anghami Cayman	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	100%	UAE	Live events
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	94%	Lebanon	Music streaming
Anghami KSA	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

3.3	New and amended standards and interpretations

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

3.4	Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended June 30, 2024 are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2023.

3.5	Critical accounting judgements, estimates and assumptions

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended June 30, 2024 and 2023, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended December 31, 2023.

4	REVENUE

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Revenue from subscriptions	23,983,378	11,396,668
Revenue from advertisement (1)	4,455,020	5,266,208
Revenue from live events	1,358,884	2,240,835
	29,797,282	18,903,711

Goods and services transferred at a point in time	5,813,904	7,511,639
Goods and services transferred over time	23,983,378	11,392,072
	29,797,282	18,903,711

(1)	Revenue from advertisement include barter transactions amounting to USD 476,612 (2023: USD nil)

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

5	SEGMENT INFORMATION

The Group has three reportable segments: Revenue from subscriptions, Revenue from advertisement, and Revenue from live events. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group’s content. Revenues from live events are generated from the sale of tickets, food and beverage & sponsorships. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with the rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD
Revenue from subscription segment
Revenue	23,983,378	11,396,668
Cost of revenue	(33,935,805)	(11,511,698)
Gross loss	(9,952,427)	(115,030)

Revenue from advertisement segment
Revenue	4,455,020	5,266,208
Cost of revenue	(2,918,095)	(2,058,000)
Gross profit	1,536,925	3,208,208

Revenue from live events segment
Revenue	1,358,884	2,240,835
Cost of revenue	(1,438,349)	(2,046,802)
Gross (loss)/ profit	(79,465)	194,033

Consolidated
Revenue	29,797,282	18,903,711
Cost of revenue	(38,292,249)	(15,616,500)
Gross (loss)/ profit	(8,494,967)	3,287,211

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net results.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

5	SEGMENT INFORMATION (continued)

Reconciliation of gross loss

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Segment gross (loss)/profit	(8,494,967)	3,287,211
Selling and marketing expenses	(9,075,071)	(4,637,110)
General and administrative expenses	(8,819,171)	(9,211,224)
Consultancy and professional fees	(764,342)	(738,882)
Government grants	871,385	1,431,490
Finance costs	(66,111)	(84,042)
Finance income	188,881	5,234
Other income	47,173	840,100
Impairment of goodwill	(350,000)	-
Share of loss of a joint venture	(362,978)	(126,844)
Fair value change of warrant liabilities	221,413	(208,383)
Foreign exchange loss, net	(599,773)	(2,409,540)
Loss before tax	(27,203,561)	(11,851,990)

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net results.

Revenue by market

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

KSA	8,666,652	2,930,379
UAE	5,679,127	4,286,444
Egypt	5,089,050	6,976,960
Kuwait	3,079,107	250,041
Qatar	1,679,568	141,878
Lebanon	1,404,887	1,588,373
Jordan	559,921	551,497
Morocco	352,928	537,996
Others*	3,286,042	1,640,143
	29,797,282	18,903,711

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

6	COST OF REVENUE

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Content acquisition and royalty costs	28,185,088	8,361,062
Live events cost	1,438,349	2,046,802
Payment processing and agency fees	3,455,207	2,664,755
Technology infrastructure costs	2,190,032	1,552,191
Amortization of intangible assets (note 10)	2,323,251	706,792
Branded content	218,535	151,865
Online and other costs	5,175	133,033
Barter transaction cost	476,612	-
	38,292,249	15,616,500

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net results.

7	SELLING AND MARKETING EXPENSES

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Marketing and branding expenses	1,134,752	1,288,353
Advertising expenses	7,940,319	3,348,757
	9,075,071	4,637,110

8	GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Salaries and other related benefits	6,311,194	5,507,481
Settlement fees*	-	2,000,000
Insurance expense	506,880	519,281
Provision for employees’ end of service benefit	441,484	267,281
Provision for expected credit losses	196,953	-
Depreciation of property and equipment (note 9)	248,865	241,107
Rent and related charges	444,580	286,843
Travel expenses	161,956	149,671
Utilities	54,826	36,164
Depreciation of rights-of-use assets	60,540	73,416
License fees	224,779	50,000
Taxes	-	15,952
Write-off receivables	4,699	4,644
Amortization of intangible assets (note 10)	35,384	2,449
Other expenses	127,031	56,935
	8,819,171	9,211,224

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

8	GENERAL AND ADMINISTRATIVE EXPENSES (continued)

*	The amount relates to settlement agreement with content owner, related to differing opinions of both parties in reference to distribution of content for certain customers. Both parties agreed on settling the related amount on installments, the last installment is due on September 30, 2024.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net results.

9	PROPERTY AND EQUIPMENT

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD

General installations	1,026,079	1,179,621
Office and computer equipment	225,013	258,185
Furniture & fixtures	324,556	374,932
	1,575,648	1,812,738

Total expense arising from depreciation on property and equipment recognized in the condensed interim consolidated statement of comprehensive loss as part of general and administrative expense for the six-month period ended June 30, 2024 was USD 248,865 (USD 241,107 for the six-month period ended June 30, 2023).

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

10	INTANGIBLE ASSETS

The movement of intangible assets during the period is as follows:

	Brand	Subscribers Relationship	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD	USD	USD
2023
Cost:
At January 1, 2023	-	-	3,685,510	520,052	9,014,531	120,498	13,340,591
Additions	-	-	-	-	1,030,502	14,975	1,045,477
Additions – internally developed	-	-	166,667	-	-	-	166,667
Contract termination*	-	-	-	-	(8,750,000)	-	(8,750,000)
Transfers	-	-	-	10,450	-	(10,450)	-
At December 31, 2023	-	-	3,852,177	530,502	1,295,033	125,023	5,802,735

Amortization:
At January 1, 2023	-	-	2,632,912	433,818	2,670,706	-	5,737,436
Charge for the year	-	-	761,561	55,527	1,759,834	-	2,576,922
Contract termination*	-	-	-	-	(3,696,396)	-	(3,696,396)
At December 31, 2023	-	-	3,394,473	489,345	734,144	-	4,617,962

Net carrying amount:
At December 31, 2023 (Audited)	-	-	457,704	41,157	560,889	125,023	1,184,773

2024
Cost:
At January 1, 2024	-	-	3,852,177	530,502	1,295,033	125,023	5,802,735
Additions	76,000,000	19,000,000	-	-	-	-	95,000,000
Additions – internally developed	-	-	237,539	-	-	-	237,539
Transfers	-	-	-	3,171	-	(3,171)	-
Write-off	-	-	-	-	-	(16,874)	(16,874)
At June 30, 2024	76,000,000	19,000,000	4,089,716	533,673	1,295,033	104,978	101,023,400

Amortization:
At January 1, 2024	-	-	3,394,473	489,345	734,144	-	4,617,962
Charge for the period	-	1,578,996	334,699	9,556	435,383	-	2,358,634
At June 30, 2024	-	1,578,996	3,729,172	498,901	1,169,527	-	6,976,596

Net carrying amount:
At June 30, 2024 (Unaudited)	76,000,000	17,421,004	360,544	34,772	125,506	104,978	94,046,804

Work in progress represents costs incurred in relation to internally produced originals and sessions which are not yet released as well as software being developed by a third party. Anghami acquired the identifiable net assets of OSN+ activities at the respective fair values from Streaming. The identification and the fair value of the assets has been set at USD 95,000,000 segregated between brand and subscribers relationship. The fair value of the net assets has been evaluated by third party experts.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

10	INTANGIBLE ASSETS (continued)

Amortization charged is allocated as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Selling and marketing expenses	-	944,343
Cost of revenue (note 6)	2,323,251	706,792
General and administrative expenses (note 8)	35,384	2,449
	2,358,635	1,653,584

11	GOODWILL

On 3 June 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

Management believes there are no material provisional assets and liabilities to be recorded at the date of the acquisition, further Management is of the opinion that there are no identifiable intangible assets at the date of acquisition, hence all the purchase consideration were recorded as goodwill in these condensed interim consolidated financial statements. The purchase consideration was as follows:

●	USD 350,000 paid in cash at closing of acquisition which has been fully paid is at December 31, 2022

●	USD 250,000, to be paid in shares

In conjunction with the resignation of the General Manager of Spotlight, management has performed an impairment test on the goodwill associated with the business. Following this assessment, management has determined that the goodwill is impaired and has therefore written off the entire goodwill balance.

12	TRADE AND OTHER RECEIVABLES

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD

Trade receivables	7,351,893	5,629,350
Other receivables	1,152,058	777,972
Advances paid for content and service providers	2,138,506	384,601
Prepayments	440,583	229,508
Other financial assets	203,800	536
Allowance for estimated credit losses	(929,152)	(732,199)
	10,357,688	6,289,768

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

12	TRADE AND OTHER RECEIVABLES (continued)

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

At June 30, 2024 and December 31, 2023, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past due nor	Past due but not impaired
	Total	impaired	30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD
June 30, 2024 (Unaudited)	6,422,741	4,035,753	1,856,445	530,543	-	-
December 31, 2023 (Audited)	4,897,151	3,932,860	403,496	370,898	148,750	41,147

13	GOVERNMENT GRANTS

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD

At 1 January	316,754	1,535,229
Received during the period	(1,122,324)	(3,544,435)
Amount recognized in the statement of profit or loss	871,385	2,325,960
	65,815	316,754

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD

Current assets	607,585	822,073
Non-current liabilities	(387,250)	(372,371)
Current liabilities	(154,520)	(132,948)
	65,815	316,754

As of June 30, 2024 and December 31, 2023 the Group had a Accrued Government grants of USD 607,585 and USD 822,073 respectively. The accrued government grants are due from governmental entities not yet claimed. The government grants revenue recognized in the condensed interim consolidated statement of comprehensive income for the six-month period ended June 30, 2024 was USD 871,385 (USD 1,431,490 for the six-month period ended June 30, 2023).

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

14	CASH AND BANK BALANCES

Cash and cash equivalents reflected in the condensed interim consolidated statement of cash flows comprise the following statement of financial position amounts:

	(Unaudited)	(Audited)	(Unaudited)
	June 30, 2024	December 31, 2023	June 30, 2023
	USD	USD	USD

Cash on hand	84,431	6,202,248	136,522
Bank balances	6,731,426	36,832	1,133,132
Short term deposits (1)	20,077,853	-	-
	26,893,710	6,239,080	1,269,654
Less: bank overdrafts (2)	(13,087)	(7,395)	(5,231)
Cash and cash equivalents	26,880,623	6,231,685	1,264,423

(1)	Short term deposits consist of fixed-term deposits with a 14 days maturity period with an interest rate of 5% per annum.

(2)	Bank overdrafts carry an interest rate between 7% - 10%.

15	ISSUED CAPITAL AND RESERVES

On April 1, 2024, Anghami Inc. has entered into an asset acquisition transaction with Streaming resulting in the issuance of 36,985,507 common shares to Streaming as part of the transaction, resulting in an increase in share capital by USD 3,698 and an increase in share premium by USD 136,496,285. Following this issuance, OSN+ holds 55.25% ownership of Anghami’s total shares.

As of June 30, 2024 and December 31, 2023, the Group has authorised 2,150,000,000 ordinary shares and 5,000,000 preference shares.

As of June 30, 2024, the Group has 66,864,696 outstanding ordinary shares amounting to USD 6,686 and has related share premium of USD 262,286,166.

As of December 31, 2023, the Group had 29,709,641 outstanding ordinary shares amounting to USD 2,971 and has related share premium of USD 125,606,786.

16	SHARE-BASED PAYMENTS

At June 30, 2024, the employee share scheme reserve balance is USD 89,494 (at December 31, 2023: USD 415,573).

The movement of share-based payment reserves during the year is as follows:

Amount
USD

As at January 1, 2023	1,512,490
Share options exercised during the year	(919,916)
Reversal of prior provisions	(536,366)
Share-based payments expense during the year	359,365
At December 31, 2023	415,573

Share options exercised during the period	(183,112)
Reversal of prior provisions	(142,967)
As at June 30, 2024	89,494

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

16	SHARE-BASED PAYMENTS (continued)

Share options outstanding are the follows:

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	Shares options	Shares options

Opening balance as of January 1,	732,513	1,070,999
Granted during the year	-	217,001
Exercised during the year	(169,548)	(555,487)
Ending shares option	562,965	732,513

The options are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023

Expected weighted average volatility (%)	93%	130%
Probability of no default	92%	92%
Risk-free interest rate	4.38%	4.38%

17	TRADE AND OTHER PAYABLES

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD

Trade payables (content and service providers)	10,901,087	10,194,121
Accrued content acquisition and royalty costs	6,353,327	6,130,829
Other payables	1,569,884	5,752,008
Other accrued expenses	5,958,008	2,718,597
Withholding taxes payable	481,567	665,003
Social security and taxes payable	74,528	493,802
Deferred purchase price	250,000	250,000
	25,588,401	26,204,360

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

18	AMOUNT DUE FROM/TO RELATED PARTIES

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

18.1	Related party balances

Due from related parties:

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD
(a) Affiliated companies:
Du – UAE	352,996	69,517
Mobily – KSA	70,343	203,962
	423,339	273,479

(b) Due from related parties:
Maher Khawkhaji (General manager of Spotlight Recreational Services LLC)	56,746	73,482
Gulf DTH FZ LLC	876,984	-
	933,730	73,482
	1,357,069	346,961

Due to shareholders and related parties

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD
(a) Due to shareholders
Edgard Maroun	371,426	606,816
Elias Habib	262,149	490,681
	633,575	1,097,497

(b) Due to related parties:
Gulf DTH FZ LLC	12,209,271	-
	12,209,271	-
	12,842,846	1,097,497

The above balances are interest free and have no fixed repayment terms.

The amounts due to Gulf DTH LLC represent recharges for video content, shared employees cost and rent recharged to Anghami.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

18	AMOUNT DUE FROM/TO RELATED PARTIES (continued)

18.2	Related party transactions

Significant transactions with related parties included in the condensed interim consolidated statement of comprehensive income are as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Revenues from Du and Mobily	785,384	538,509
Fees paid to Du and Mobily (cost of revenue)	(147,697)	(125,788)

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

18.3	Compensation of key management personnel of the Group

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD

Short term employee benefits	640,637	694,969
Post-employment pension and medical benefits	23,071	29,287
Termination benefits	-	6,513
Total compensation of key management personnel of the Group	663,708	730,769

19	WARRANT LIABILITIES

The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expire. The public warrants are listed on NASDAQ under the symbol “ANGHW”.

Streaming entered into a warrant purchase agreement dated April 1, 2024 where Streaming has purchased an aggregate of 13,426,246 warrants at a purchase price of USD 0.0764 per warrant having a strike price of USD 11.50 each.

As of June 30, 2024, and December 31, 2023, the Group has outstanding 10,000,000 public warrants, 14,146,246 private placement warrants and 152,800 service warrants. The carrying value the warrants as of June 30, 2024 is USD 1,942,282 (December 31, 2023: USD 1,137,946).

The fair value change of the warrant liabilities recognized in the condensed interim consolidated statement of comprehensive income has an increase of USD 221,413 for the six-month period ended June 30, 2024 (decrease of USD 208,383 for the six-month period ended June 30, 2023).

The warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023

Volatility	113%	130%
Risk-free rate	3.794%	3.794%

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

20	CONTINGENCIES AND COMMITEMENTS

20.1	Contingencies

There exist a few pending legal actions, proceedings, and claims or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

20.2	Commitments

The Group is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at:

	(Unaudited)	(Audited)
	June 30, 2024	December 31, 2023
	USD	USD

Less than one year	2,090,929	646,048
Later than one year but not more than 5 years	5,810,072	-

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at June 30, 2024.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

21	LOSS PER SHARE

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2024	2023
	USD	USD
Basic loss per share
Net loss attributable to the equity holders of the Parent	(27,666,386)	(11,954,113)
Shares used in computation:
Weighted-average shares outstanding	48,258,290	26,005,564

Basic net loss per share attributable to equity holders of the Parent	(0.57)	(0.46)

Diluted loss per share
Net loss attributable to the equity holders of the Parent	(27,666,386)	(11,954,113)
Shares used in computation:
Weighted-average shares outstanding	48,258,290	26,005,564

Diluted net loss per share attributable to equity holders of the Parent	(0.57)	(0.46)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these condensed interim consolidated financial statements.

As the Group was loss-making in all periods presented in these condensed interim consolidated financial statements, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding warrants and share options and could potentially dilute earnings per share in the future.

22	FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments comprise financial assets and financial liabilities.

Financial assets consist of cash and cash equivalents, trade receivables, contract assets and amount due from related party. Financial liabilities consist of trade payables, lease liability, overdrafts, convertibles notes, working capital loans and amount due to related party.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Private Warrants were valued using Black Scholes Model and the Shared-Based Payments were valued using Montecarlo Simulation, which are both considered to be a Level 3 fair value measurement. The primary unobservable inputs utilized in determining the fair value of the derivatives warrant liabilities and Shared-Based Payments are the expected volatility of our ordinary shares and risk-free rate.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements (continued)

23	RECLASSIFICATIONS

Certain comparative figures have been reclassified in order to conform to the current year’s presentation. The table below summarizes the significant reclassification for the line items affected in the consolidated statement of financial position and consolidated statement of comprehensive income:

	As previously reported	Reclassification	As reclassified
	USD	USD	USD

Consolidated statement of comprehensive income

Cost of revenue	(15,854,798)	238,298	(15,616,500)
Selling and marketing expenses	(4,673,130)	36,020	(4,637,110)
General and administrative expenses	(9,090,300)	(120,924)	(9,211,224)
Consultancy and professional fees	(530,275)	(208,607)	(738,882)
Finance costs	(139,255)	55,213	(84,042)

24	SUBSEQUENT EVENTS

On December 16, 2024, the Group issued to OSN streaming limited (“Streaming”); a senior unsecured convertible note in the principal amount of USD 12,000,000, which is convertible into Group’s ordinary shares, par value USD 0.0001 per share, subject to certain conditions and limitations set forth in the Convertible Note, between the Company and Streaming. The Convertible Note contains customary events of default, bears interest at a fixed rate of 11.0% per annum, due and payable in full two years following the date on which the Convertible Note is deemed issued, unless earlier repurchased, converted or redeemed prior to such date in accordance with the applicable terms set forth in the Convertible Note. The Note Purchase Agreement also provides the Group with the right to purchase one or more additional senior unsecured convertible note up to an additional USD 43,000,000 principal amount of the Convertible Note within 18 months of the closing. As of the date of the sign off of these financial statements, OSN group has subscribed to the convertible loan program where USD 12,000,000 has been subsequently injected into Anghami.